EX99.28(d)(12)(iv)

Amendment To
JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund Ltd.

Investment Sub-Advisory Agreement

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), Neuberger Berman Investment Advisers LLC (formerly Neuberger Berman Fixed Income LLC), a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

            Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund Ltd.

Whereas, the parties have agreed to amend the Agreement in order to reflect a change in the entity name for the Sub-Adviser.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement by deleting all reference to Neuberger Berman Fixed Income LLC in its entirety and replacing it with the following entity name:

Neuberger Berman Investment Advisers LLC.

            In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 29th day of January, 2016, effective January 1, 2016.

Jackson National Asset Management, LLC		Neuberger Berman Investment Advisers LLC

By:	/s/ Mark D. Nerud	By:	/s/ Robert Conti
Name:	Mark D. Nerud	Name:	Robert Conti
Title:	President and Chief Executive Officer	Title:	Managing Director